October 7, 2005	Mayer, Brown, Rowe & Maw LLP 1675 Broadway New York, New York 10019-5820
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United States Securities and Exchange Commission 100 F Street, N.E., Mail Stop 7010 Washington, DC 20549 Attention: Tamara Brightwell	Philip O. Brandes Direct Tel (212) 506-2558 Direct Fax (212) 849-5958 pbrandes@mayerbrownrowe.com

Re:	TAL International Group, Inc. Registration Statement on Form S-1 Filed June 30, 2005 File No. 333-126317

Dear Ms. Brightwell:

On behalf of TAL International Group, Inc. (the "Company"), we enclose for filing under the Securities Act of 1933, as amended (the "Securities Act") and the applicable rules and regulations thereunder, amendment No. 4 to the registration statement on Form S-1 (File No. 333-126317) ("Amendment No. 4"). The registration statement was initially filed on June 30, 2005, amendment No. 1 to such registration statement was filed on August 26, 2005, amendment No. 2 to such registration statement was filed on September 20, 2005 and amendment No. 3 to such registration statement was filed on October 5, 2005.

The sole purpose of Amendment No. 4 is to amend Item 13 of Part II of the registration statement and to file certain exhibits.

Please do not hesitate to contact me at (212) 506-2558 if you have any questions or if we can be of further assistance.

Very truly yours,
/s/ PHILIP O. BRANDES Philip O. Brandes

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